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Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com

January 6, 2014

VIA: UPS and EDGAR

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Keryx Biopharmaceuticals, Inc.
Annual Report on Form 10-K
Filed March 12, 2013
File No. 000-30929

Dear Mr. Riedler:

At the request and on behalf of our client, Keryx Biopharmaceuticals, Inc. (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on December 13, 2013, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 000-30929) (the “Form 10-K”). These responses have been prepared by the Company with our assistance.

Comment:

Licensing Agreements and Collaborations, page 11

1. We note the agreements with Panion & BF Biotech, Inc. and Japan Tobacco Inc. and Torii Pharmaceutical Co., Ltd. We also note you submitted a New Drug Application to the FDA in August 2013 pertaining to the marketing and sale of Zerenex. Please provide more specific information about the termination and royalty provisions of each agreement. The royalty rate information can be provided in a range, e.g. low single digits, mid-teens, etc.

Response:

The Company proposes to amend its disclosure in future filings regarding the Amended and Restated License Agreement between Panion & BF Biotech, Inc. and Keryx Biopharmaceuticals, Inc, dated March 17, 2008, as amended and the Amended and Restated Sublicense Agreement by and between Keryx Biopharmaceuticals, Inc., Japan

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Tobacco, Inc. and Torii Pharmaceutical Co., Ltd., dated September 26, 2007, as amended in the following manner (the revised language is in italics):

Panion & BF Biotech, Inc.

In November 2005, we entered into a license agreement with Panion & BF Biotech, Inc., or Panion. Under the license agreement, we have acquired the exclusive worldwide rights, excluding certain Asian-Pacific countries, for the development and marketing of Zerenex (ferric citrate). To date, we have paid an aggregate of $3.6 million to Panion and Panion is eligible to receive additional payments of up to an aggregate of $8.0 million upon our successful achievement of certain clinical development and regulatory milestones, in addition to royalty payments based on a mid-single digit percentage of net sales of Zerenex. The license agreement terminates upon the expiration of our obligations to pay royalties thereunder. In addition, we may terminate the license agreement (i) in its entirety or (ii) with respect to one or more countries of the territory covered by the agreement, in either case upon 90 days’ notice. We and Panion also have the right to terminate the license agreement upon the occurrence of a breach of a material provision of the license agreement and certain insolvency events.

Japan Tobacco Inc. and Torii Pharmaceutical Co., Ltd.

In September 2007 (amended and restated in June 2009), we entered into a sublicense agreement with JT and Torii, JT’s pharmaceutical business subsidiary, under which JT and Torii obtained the exclusive rights for the development and commercialization of Zerenex (ferric citrate) in Japan. The licensing arrangement calls for JT and Torii to pay us up to $100 million in up-front license fees and payments upon the achievement of pre-specified milestones, of which we have received $35 million, including the milestone payment of $7.0 million in January 2013 for the achievement of the NDA filing in Japan milestone. In addition, upon commercialization, JT and Torii will make royalty payments to us based on a tiered double-digit percentage of net sales of ferric citrate in Japan escalating up to the mid-teens. JT and Torii are responsible for the development and commercialization costs in Japan. The sublicense terminates upon the expiration of all underlying patent rights. Also, JT and Torii may terminate the sublicense agreement with or without cause, upon 60 days’ prior written notice, if termination occurs prior to the receipt of marketing authorization for the product in the contemplated territory and upon at least six months prior written notice to us if termination occurs following receipt of marketing authorization for the product in the contemplated territory. Additionally, either party may terminate the sublicense agreement for cause upon 60 days’ prior written notice after the breach of any material provision of the sublicense agreement, or after certain insolvency events.

The Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath

Cc:	Ron Bentsur
Chief Executive Officer
Keryx Biopharmaceuticals, Inc.

James F. Oliviero
Chief Financial Officer
Keryx Biopharmaceuticals, Inc.